NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF AMERICAS
GOLD AND SILVER CORPORATION (the "Company")
TO BE HELD ON June 23, 2026

Meeting Date, Location and Purpose

Notice is hereby given that the annual meeting (the "Meeting") of shareholders of the Company will be held at 10:00 a.m. EDT on Tuesday June 23, 2026 in The Green Room at 200 King Street West, Main Lobby, Toronto, ON M5H 3T4.

Given security protocols, the Company will be limiting physical access to the Meeting to registered shareholders and formally appointed proxyholders, and will not be permitting any others (including beneficial shareholders that hold their shares through a broker or other intermediary) to attend. To assist the Company and its representatives in confirming a registered shareholder's or duly appointed proxy holder's status - for the purpose of attending the Meeting in person - as safely, efficiently, and easily as possible given building access restrictions the Company requests that those eligible persons wishing to attend the meeting in person provide notice of intention to Mahdiya Waraich by email at mwaraich@americas-gold.com by 5pm EDT on Friday June 19, 2026. The Company strongly encourages each Shareholder to submit a proxy ("Proxy") or voting instruction form ("Voting Instruction Form") as early as possible, in advance of the Meeting. Shareholders and any other interested persons who are unable or not permitted to attend the meeting in person have the opportunity to listen to a live audio-cast of the meeting at 10:00 a.m. (EDT) on June 23, 2026, which audio-cast can be accessed by Zoom Webinar by Online Link URL: https://zoom.us/webinar/register/WN__XhBoVvNSTKoujZTyRlMrg; Toll-Free Dial-In USA and Canada: 1-888-788- 0099; International Toll Number: 1-647-374-4685; Meeting ID: 959 2296 3679; Participant Code: No Code - just dial # to join. Please note it is recommended that you dial-in 10 minutes prior to the start of the meeting. This call will be listen-only and shareholders will not be able to vote or speak at, or otherwise participate in, the meeting via the webinar.

The Meeting will be held for the following purposes:

1. to receive the consolidated financial statements of the Company for the year ended December 31, 2025 and the auditors' report thereon;

2. to elect directors of the Company for the ensuing year;

3. to reappoint auditors of the Company for the ensuing year and to authorize the board of directors of the Company to fix their remuneration;

4. to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

For detailed information with respect to each of the above matters, please refer to the subsection bearing the corresponding title under "Business of the Meeting" in the attached Management Information Circular. Any

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capitalized terms used and not otherwise defined in this notice have the definitions as set out in the Circular.

Notice-and-Access

The Company is using the notice-and-access provisions (the "Notice-and-Access Provisions") provided for under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Company's Circular to its Shareholders.

Under Notice-and-Access Provisions, instead of receiving paper copies of the Circular, shareholders will be receiving a notice-and-access notification with information on how they may obtain a copy of the Circular electronically or request a paper copy. Registered shareholders will still receive a proxy form enabling them to vote at the Meeting. The use of notice-and-access in connection with the Meeting helps reduce paper use, as well as the Company's printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company's Meeting materials. The Company urges Shareholders to review the Circular before voting.

Accessing Meeting Materials online

The Meeting Materials (as defined in the Circular) can be viewed online under the Company's profile on the System for Electronic Data Analysis and Retrieval + ("SEDAR+") at www.sedarplus.ca; on the Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") at www.sec.gov; or on the Company's website at www.americas- gold.com/investors/shareholder-meeting-documents/.

Requesting Printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date the Circular was filed on SEDAR+ and EDGAR, by going to the Company's website at www.americas-gold.com.

Reference to our website is included in this notice as an inactive textual reference only. Information contained on our website is not incorporated by reference in this notice and should not be considered to be a part of this notice.

To receive the Meeting Materials in advance of the Proxy Deposit Date and Meeting Date, requests for printed copies must be received no later than June 16, 2026.

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Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular. Registered shareholders who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy ("Form of Proxy") in accordance with the instructions set out in the Form of Proxy accompanying this Notice and in the Circular.

Dated at Toronto, Ontario as of May 14, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

Signed: /s/Joseph Andre Paul Huet
             Joseph Andre Paul Huet
             Chief Executive Officer

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